SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Supernus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

868459108
(CUSIP Number)

Orchard Hill Capital Management LP
152 W. 57th Street, 41st Floor
New York, New York 10019
Attention: Mitchell Vogel
(212) 521-1150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868459108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Orchard Hill Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,269,457 Shares 2,020,663 Shares issuable upon conversion of Convertible Notes
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,269,457 Shares 2,020,663 Shares issuable upon conversion of Convertible Notes
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,269,457 Shares 2,020,663 Shares issuable upon conversion of Convertible Notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 868459108	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.001 per share, of Supernus Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1550 East Gude Drive, Rockville MD 20850.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Orchard Hill Capital Management LP, a Delaware limited partnership (the "Reporting Person") with respect to the Shares directly held by (and underlying the Convertible Notes (as defined in Item 6 below) directly held by) a certain investment fund with respect to which it acts as investment manager and has investment discretion (the "Fund"). Marc Fussteig (the "Principal") is the managing member of Orchard Hill Management GP LLC a Delaware limited liability company (the "Orchard Hill GP"), the general partner of Orchard Hill Capital Management LP.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b) The principal business address of the Reporting Person, the Orchard Hill GP and the Principal is 152 W. 57th Street, 41st Floor, New York, NY 10019.

(c) The principal business of the Reporting Person, the Orchard Hill GP and the Principal is investing for accounts under their management.

(d) None of the Reporting Person, the Orchard Hill GP or the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person, the Orchard Hill GP or the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited partnership organized in Delaware. The Orchard Hill GP is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,290,120 Shares (including the Convertible Notes) reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $24,002,538. Such Shares (and the Convertible Notes) were acquired with the working capital of the Fund and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares or Convertible Notes reported herein.

CUSIP No. 868459108	SCHEDULE 13D	Page 4 of 6 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares and the Convertible Notes because it believed the securities were undervalued and represented an attractive investment opportunity. The Reporting Person has had and expects to continue to have discussions with the Issuer’s management and other shareholders regarding ways to maximize shareholder value, including the business, operations, governance, management, strategy, and future plans of the Issuer. However, the Reporting Person now believes it would be beneficial to engage more substantively with the Issuer's management. The Reporting Person may also take further steps including engaging in discussions with shareholders, management, the board and other interested parties regarding such matters as strategic alternatives including exploring a sale of the Issuer, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares and Convertible Notes, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares, Convertible Notes or derivative securities related thereto or selling some or all of its Shares or Convertible Notes or any such derivative securities, engaging in hedging or similar transactions with respect to the Shares or Convertible Notes, and, alone or with others, pursuing discussions with the management, the board of directors of the Issuer, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by the Reporting Person. The percentage reported in this Schedule 13D is calculated based upon the 42,046,458 Shares reported to be outstanding as of April 30, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2014, and assumes conversion of the Convertible Notes.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference.

(d)	The Fund has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares reported herein in accordance with its ownership interest in the Shares.

(e)	Not applicable.

CUSIP No. 868459108	SCHEDULE 13D	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person manages the Fund that holds $10,708,000 in aggregate principal amount of the Issuer's 7.5% Convertible Notes due May 1, 2019 (the "Convertible Notes").

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 868459108	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2014

ORCHARD HILL CAPITAL MANAGEMENT LP

By:	/s/ Mitchell Vogel
Name:	Mitchell Vogel
Title:	Chief Financial Officer